EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges

											Period from
											September 7, 2000
	Nine Months Ended		Year Ended December 31,								(inception) through
	September 30, 2005		2004		2003		2002		2001		December 31, 2000
	($ in thousands)
Fixed charges:
Interest expense	$128,364		$79,053		$39,956		$13,974		$4,286		$295
Interest capitalized	756		—		—		—		—		—
Interest portion of rental expense	919		1,494		843		429		223		53

Total fixed charges	$130,039		$80,547		$40,799		$14,403		$4,509		$348

Earnings:
Net income (loss) before income taxes	$183,610		$205,421		$132,480		$41,582		$6,792		$(62)
Fixed charges	130,039		80,547		40,799		14,403		4,509		348
Less: Interest capitalized	(756)		—		—		—		—		—

Total earnings	$312,893		$285,968		$173,279		$55,985		$11,301		$286

Ratio of earnings to fixed charges	2.4	x	3.6	x	4.2	x	3.9	x	2.5	x	- (1)

(1)	Earnings were inadequate to cover fixed charges for the period from September 7, 2000 through December 31, 2000. The deficiency of earnings to fixed charges was $0.1 million.